Exhibit 99.2

V OTE BY T ELEPHONE Please have your WHITE proxy card available when you call the toll-free number 1-888-693-8683 using a touch-tone telephone and follow the simple directions that will be presented to you. V OTE BY I NTERNET Please have your WHITE proxy card available when you access the website www.cesvote.com and follow the simple directions that will be presented to you. V OTE BY M AIL Please mark, sign and date your WHITE proxy card and return it in the postage-paid envelope provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230. IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS WHITE PROXY CARD TODAY! SINOVAC BIOTECH LTD. Special Meeting of Shareholders July 8, 2025 at 8:00 p.m. Atlantic Standard Time This proxy is solicited by the Board of Directors The undersigned hereby appoints Dr. Chiang Li and Sven Borho or either of them, with full powers of substitution in each, to act as proxy for the undersigned, and to vote all shares of common stock of SINOVAC BIOTECH LTD. (“Sinovac” or the “Company”) that the undersigned is entitled to vote only at the Special Meeting of Shareholders to be held on July 8, 2025 at 8:00 p.m., local time, which will be conducted via live webcast to be held virtually at www.cesonlineservices.com/sva25_vm, and any adjournment or postponement thereof (the “Shareholders” Meeting”), upon those matters as described in the Proxy Statement for the Shareholders’ Meeting, with all the powers the undersigned would possess if personally present at such meeting as follows: This proxy will be voted as directed, but if no instructions are specified, this proxy, when properly signed and dated, will be voted "AGAINST" proposals 1 and 2. If any other business is presented at the Special Meeting, including whether or not to adjourn this meeting, this proxy will be voted by the proxies in their judgment. At the present time, the Board of Directors knows of no other business to be presented at the Special Meeting. The undersigned acknowledges receipt from Sinovac Biotech Ltd. prior to the execution of this proxy of a Notice of the 2025 Special Meeting of Shareholders, and a proxy statement dated June 18, 2025. Signature Date Title or Authority Signature if Held Jointly NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. If submitting your WHITE proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. c/o Corporate Election Services P. O. Box 1150 Pittsburgh, PA 15230 Control Number (Continued and to be marked on the other side) WHITE PROXY CARD

Important notice regarding the Internet availability of proxy materials for the Special Meeting of Shareholders. The material is available at: www.viewourmaterial.com/SVA If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Company’s proxy materials, please contact our proxy solicitor: 51 West 52nd Street, 6th Floor New York, NY 10019 Shareholders, Banks and Brokers Call Toll Free: 844-568-1506 International Call: 646-543-1968 Email: SinovacSpecialMeeting@georgeson.com SINOVAC BIOTECH LTD. WHITE PROXY CARD The Board of Directors recommends a vote “AGAINST” Proposals 1 and 2. If you sign and return your proxy card and do not specify how you want your shares to be voted, they will be voted “AGAINST” Proposals 1 and 2. 1. The removal of the current Board installed per the Privy Council’s order and Antiguan law and which declared and is implementing payment of a $55/share dividend to valid shareholders. FOR AGAINST ABSTAIN 2. If the current Board is removed under Proposal 1, the election of new directors (Simon Anderson, Shan Fu, Shuge JIAO, Chiang Li, Yuk Lam Lo, Yumin Qiu, Yu Wang, Rui-Ping Xiao, Andrew Yan, and Weidong Yin) FOR AGAINST ABSTAIN 3. Other Business. Continued and to be signed on the reverse side TO SUBMIT YOUR WHITE PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE.